

MEDITERRANEAN MINERALS CORP.

(formerly Manhattan Minerals Corp.)

N E W S   R E L E A S E

March 4, 2005   Toronto Stock Exchange
                                                              TSX Symbol: MED

MEDITERRANEAN CONVERTS CREDIT FACILITY INTO SHARES

By news release dated November 19, 2004, Mediterranean Minerals Corp. (the "Company") announced that it had arranged a $300,000 credit facility (the "Loan") with Quest Capital Corp. ("Quest") of Vancouver, British Columbia. The Company received The Toronto Stock Exchange's acceptance to the same on December 6, 2004. The Company issued 530,000 common shares as bonus shares to Quest in connection with the Loan.

The Company announces that it will, subject to regulatory approval, be issuing 6,153,846 common shares at a deemed price of $0.04875 per share to Quest in settlement of the Loan.

ON BEHALF OF THE BOARD

"Peter Guest"

                                                              604-669-3397
Peter J. Guest – President and CEO   www.med-min.com